Exhibit 99.3

BELLUS HEALTH INC.

(the “Company”)

REPORT OF VOTING RESULTS

Following the annual meeting of shareholders of the Company held on May 11, 2022 (the “Meeting”), this report discloses the matters voted upon at the Meeting. Reference is made to the management information circular of the Company dated March 23, 2022 (the “Circular”).

Election of Directors

On a vote by ballot, the following director nominees proposed by management in the Circular were elected as Directors of the Company. Shareholders present or represented by proxy at the Meeting voted as follows. All the director nominees for election received at least 89.88% of the votes FOR their election.

Director nominee	Outcome	Votes for	% for	Votes withheld	% withheld
Dr. Francesco Bellini O.C.	Elected	74,115,825	99.02%	732,126	0.98%
Roberto Bellini	Elected	74,822,654	99.97%	25,297	0.03%
Dr. Youssef L. Bennani	Elected	73,859,442	98.68%	988,509	1.32%
Franklin M. Berger	Elected	67,271,057	89.88%	7,576,894	10.12%
Dr. Clarissa Desjardins	Elected	73,701,642	98.47%	1,146,282	1.53%
Pierre Larochelle	Elected	74,826,580	99.97%	21,371	0.03%
Dr. William Mezzanotte	Elected	74,668,597	99.76%	179,353	0.24%
Joseph Rus	Elected	74,825,707	99.97%	22,244	0.03%

Appointment of Auditors

On a vote by ballot, a majority of shareholders appointed KPMG LLP, Chartered Accountants, as auditors of the Company for the next year and authorized the Audit Committee to fix their remuneration. Shareholders present or represented by proxy at the Meeting voted as follows:

Votes for	% for	Votes withheld	% withheld
83,791,198	99.14%	724,451	0.86%